SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

Date of Report (date of earliest event reported): January 22, 2002

SCOTIA PACIFIC COMPANY LLC

(Exact name of Registrant as Specified in its Charter)

Delaware

(State or other jurisdiction of incorporation)

333-63825

(Commission File Number)

68-0414690

(I.R.S. Employer Identification Number)

P.O. Box 712	**95565**
125 Main Street, 2nd Floor	(Zip Code)
Scotia, California	
(Address of Principal Executive Offices)	

Registrant's telephone number, including area code: **(707) 764-2330**

Item 9. Regulation FD Disclosure

In accordance with General Instruction B.2 of Form 8-K, the following information shall not be deemed "filed" for purposes of Section 18 of the Securities Act of 1934, as amended, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such a filing.

Attached hereto as Exhibits 99.1 and 99.2 are certificates for the period ending December 31, 2001, related to the registrant's $867.2 million original aggregate principal amount of 6.55% Series B Class A-1 Timber Collateralized Notes, 7.11% Series B Class A-2 Timber Collateralized Notes and 7.71% Series B Class A-3 Timber Collateralized Notes due July 20, 2028 (the "Timber Notes"). These certificates have been or will be delivered by the registrant to certain holders of the Timber Notes and to other securities professionals.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


SCOTIA PACIFIC COMPANY LLC
(Registrant)


Date: January 22, 2002   By: /s/ Timothy J. Neumann
                                                                  Timothy J. Neumann
                                                                  Assistant Secretary

Scotia Pacific Company LLC
Timber Collateralized Notes due 2028

Monthly Noteholder Certificate

Terms used but not defined herein have the meanings set forth in the Indenture governing the Timber Notes. This Monthly Noteholder Certificate is delivered pursuant to Section 4.6 of the Indenture.

I.   The following summarizes the Collection Account Disbursement on January 22, 2002 pursuant to the Indenture:

		Total
A.	**Payment of Expenses**	
1.	Amount Transferred to Expense Reserve	$2,274,487.71
2.	Payment of Trustee's, Collateral Agent's and Liquidity Providers' Expenses	$97,265.81
B.	**Line of Credit or Liquidity Account**	
3.	Payment of interest and principal on Advances under Line of Credit Agreement	$0.00
4.	Transfer from Liquidity Account to Collection Account	$0.00
5.	Required Liquidity Amount as of close of business on January 22, 2002	$60,015,988.91
6.	Amount on deposit in the Liquidity Account as of close of business on January 22, 2002	$0.00
7.	Amount available under Line of Credit Agreement as of close of business on January 22, 2002	$60,015.988.91
8.	Amount of outstanding Advances under Line of Credit Agreement as of close of business on January 22, 2002	$0.00

		Total

C. Transfers to Payment Account, Liquidity Account or Expense Reserve

9. Transfer to Payment Account Re: Monthly Deposit Amount [1] $0.00

10. Targeted Monthly Deposit Amount multiplied by Reinvestment Factor less, to the extent applicable, the Premium Provision Refundable Amount $0.00

11. Shortfall, if any, in the Monthly Deposit Amount (No. (10) - (9)) $0.00

12. Transfer to Payment Account Re: Payments of interest and principal under Line of Credit Agreement following a Termination Advance [1] $0.00

13. Transfer to Liquidity Account (following a Termination Advance under Line of Credit Agreement) $0.00

14. Transfer to Payment Account Re: Premium Provision [1] $0.00

15. Additional transfer to Expense Reserve $0.00

16. Transfer to Payment Account re: excess of Base Monthly Deposit Amount over Targeted Monthly Deposit Amount $1,417,476.67

17. Additional Transfers to Payment Account [2] $0.00

D. Additional Payments to Liquidity Providers

18. Payments of Additional Liquidity Provider Fees and/or Supplemental Liquidity Provider Interest to Liquidity Providers $0.00

---

[1] Amounts in Nos. (9), (12), (14) and (16) are the lesser of the amount computed pursuant to the relevant formula or agreement and available cash. In the case of No. (9), any shortfall is set forth in No. (11). In the case of Nos. (12), (14), and (16) the amount of the shortfall was $0.00, $0.00 and $3,517,674.63, respectively.

[2] Consists of voluntary transfer of $0.00.

	Total

E. **Scheduled Amortization Reserve Account**

19. Transfer to Scheduled Amortization Reserve Account $0.00

20. Required Scheduled Amortization Reserve Balance as of close of business on January 22, 2002 $150,213,000.00

21. Amount on deposit in the Scheduled Amortization Reserve Account as of close of business on January 22, 2002 $148,429,958.34

22. Amount available under Scheduled Amortization Line of Credit Agreement as of close of business on January 22, 2002 $0.00

23. Amount of outstanding Scheduled Amortization Advances under Scheduled Line of Credit Agreement on January 22, 2002 $0.00

F. **Transfer to Issuer**

24. Release to Issuer $0.00

II.   Principal Balance of Timber Notes and Certain Additional Data With Respect to Amounts on Deposit in the Payment Account as of the close of business on the Monthly Deposit Date

		Total	Per $1,000 of original principal amount
A.	**Principal Balance**		
1.	Principal Balance of Timber Notes		
	Class A-1 Timber Notes	$106,875,391.00	$665.06
	Class A-2 Timber Notes	$243,200,000.00	$1,000.00
	Class A-3 Timber Notes	$463,348,000.00	$1,000.00
	Total Principal Balance of Timber Notes	$813,423,391.00	N/A
2.	Principal Balance if Timber Notes were paid in accordance with Scheduled Amortization		
	Class A-1 Timber Notes	$106,875,391.00	$665.06
	Class A-2 Timber Notes	$243,200,000.00	$1,000.00
	Class A-3 Timber Notes	$463,348,000.00	$1,000.00
	Total Principal Balance if Timber Notes were paid in accordance with Scheduled Amortization	$813,423,391.00	N/A
3.	Amount of Amortization, if any, ahead of (or behind) Scheduled Amortization (No. (1) - (2), or (2) - (1)) for each Class of Timber Notes		
	Class A-1 Timber Notes	$0.00	$0.00
	Class A-2 Timber Notes	$0.00	$0.00
	Class A-3 Timber Notes	$0.00	$0.00
	Total Amount of Amortization, if any, ahead of (or behind) Scheduled Amortization	$0.00	N/A

B.   **Application of Payment Account Funds**

A statement of the payments on the Timber Notes from the Payment Account and the Scheduled Amortization Reserve Account on the Monthly Deposit Date to which this Certificate relates is set forth in Section "A" of the accompanying Note Payment Noteholder Certificate.

III.   Prevailing SBE Price Data for the Monthly Period preceding the Monthly Deposit Date

Old Growth Redwood	$ 569 / Mbf
Young Growth Redwood	$ 569 / Mbf
Old Growth Douglas Fir	$ 269 / Mbf
Young Growth Douglas Fir	$ 269 / Mbf
Whitewoods	$ 119 / Mbf

Note: Assumes an average size-quality category of 2.0 and the following harvest method percentages: Cat - 35%; Short-span skyline - 55%; Long-span skyline - 5%; and Helicopter - 5%


Scotia Pacific Company LLC
Timber Collateralized Notes due 2028

<u>Note Payment Noteholder Certificate</u>


Terms used but not defined herein have the meanings set forth in the Indenture governing the Timber Notes. This Note Payment Noteholder Certificate is delivered pursuant to Section 4.6 of the Indenture.

		Total	Per $1,000 of original principal amount
A.	The following summarizes the amounts being paid to the Holders of the Timber Notes on January 22, 2002 pursuant to the Indenture:		
1.	Interest (other than interest on Premiums) paid		
	Class A-1 Timber Notes	$3,940,601.93	$24.52
	Class A-2 Timber Notes	$8,645,760.00	$33.55
	Class A-3 Timber Notes	$17,862,065.40	$38.55
2.	Principal Paid		
	Class A-1 Timber Notes	$13,448,332.00[1]	$83.69
	Class A-2 Timber Notes	$0.00	$0.00
	Class A-3 Timber Notes	$0.00	$0.00
3.	Interest on Premiums paid		
	Class A-1 Timber Notes	$0.00	$0.00
	Class A-2 Timber Notes	$0.00	$0.00
	Class A-3 Timber Notes	$0.00	$0.00

---

[1] $7,071,443.96 of this principal payment is being made from the Scheduled Amortization Reserve Account.

		Total	Per $1,000 of original principal amount
4.	Prepayment Premium paid		
	Class A-1 Timber Notes	$0.00	$0.00
	Class A-2 Timber Notes	$0.00	$0.00
	Class A-3 Timber Notes	$0.00	$0.00
5.	Deficiency Premium paid		
	Class A-1 Timber Notes	$0.00	$0.00
	Class A-2 Timber Notes	$0.00	$0.00
	Class A-3 Timber Notes	$0.00	$0.00
6.	Non-Registration Premium paid		
	Class A-1 Timber Notes	$0.00	$0.00
	Class A-2 Timber Notes	$0.00	$0.00
	Class A-3 Timber Notes	$0.00	$0.00
B.	Additional data prior to giving effect to the above payments:		
1.	Principal balance of Timber Notes prior to payment		
	Class A-1 Timber Notes	$120,323,723.00	$748.75
	Class A-2 Timber Notes	$243,200,000.00	$1,000.00
	Class A-3 Timber Notes	$463,348,000.00	$1,000.00
C.	Additional data after giving effect to the above payments:		
1.	Principal balance of Timber Notes after payment		
	Class A-1 Timber Notes	$106,875,391.00	$665.06
	Class A-2 Timber Notes	$243,200,000.00	$1,000.00
	Class A-3 Timber Notes	$463,348,000.00	$1,000.00

	Total	Per $1,000 of original principal amount
2. Principal balance if Timber Notes were paid in accordance with Scheduled Amortization		
Class A-1 Timber Notes	$106,875,391.00	$665.06
Class A-2 Timber Notes	$243,200,000.00	$1,000.00
Class A-3 Timber Notes	$463,348,000.00	$1,000.00
3. Amount of Amortization paid ahead of Scheduled Amortization for any Class of Timber Notes (No. 2 - No. 1, if No. 2 is greater than No. 1 for any Class of Timber Notes)		
Class A-1 Timber Notes	$0.00	$0.00
Class A-2 Timber Notes	$0.00	$0.00
Class A-3 Timber Notes	$0.00	$0.00
4. Amount of Amortization which is behind Scheduled Amortization for any Class of Timber Notes (No. 1 - No. 2, if No. 1 is greater than No. 2 for any Class of Timber Notes)		
Class A-1 Timber Notes	$0.00	$0.00
Class A-2 Timber Notes	$0.00	$0.00
Class A-3 Timber Notes	$0.00	$0.00
5. Accrued and unpaid Prepayment Premiums, if any		
Class A-1 Timber Notes	$0.00	$0.00
Class A-2 Timber Notes	$0.00	$0.00
Class A-3 Timber Notes	$0.00	$0.00

	Total	Per $1,000 of original principal amount
6. Accrued and unpaid Deficiency Premiums, if any		
Class A-1 Timber Notes	$0.00	$0.00
Class A-2 Timber Notes	$0.00	$0.00
Class A-3 Timber Notes	$0.00	$0.00
7. Accrued and unpaid Non-Registration Premiums, if any		
Class A-1 Timber Notes	$0.00	$0.00
Class A-2 Timber Notes	$0.00	$0.00
Class A-3 Timber Notes	$0.00	$0.00

8. Is a Trapping Event continuing as of the Note Payment Date?   __X__ No   _____ Yes

9. Does a Cash Retention Event exist as of the Note Payment Date?   __X__ No   _____ Yes

Prevailing SBE Price Data for 6 months ended
July - December, 2001

Old Growth Redwood $ 569 / Mbf

Young Growth Redwood $ 569 / Mbf

Old Growth Douglas Fir $ 269 / Mbf

Young Growth Douglas Fir $ 269 / Mbf

Whitewoods $ 119 / Mbf

Note: Assumes an average size-quality category of 2.0 and the following harvest method percentages:
        Cat - 35%; Short-span skyline - 55%; Long-span skyline - 5%; and Helicopter - 5%